UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32571

Harvest Energy Trust
(Exact name of registrant as specified in its charter)

330 Fifth Avenue S.W., Suite 2100, Calgary, Alberta, Canada T2P 0L4, (403) 265-1178
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Trust Units
7 7/8% Senior Notes Due 2011
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Trust Units – 1; 7 7/8% Senior Notes Due 2011 - 38.

Pursuant to the requirements of the Securities Exchange Act of 1934 Harvest Energy Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2010	HARVEST ENERGY TRUST, by its
Administrator, Harvest Operations Corp.

	By:	/s/ John Zahary
	Name:	John Zahary
	Title:	President and Chief Executive Officer